FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Nine months ended December 31, 2015

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 9, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Supplement for Financial Summary – Nine months ended December 31, 2015

The following supplement for financial summary reports certain supplemental financial information of Nomura for the nine months ended December 31, 2015.

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Operating Results

For the nine months ended December 31, 2015, Nomura reported net revenue of 1,115.5 billion yen, a decrease of 4.6% from the same period in the prior year, and income before income taxes of 177.5 billion yen, a decrease of 26.6% from the same period in the prior year. Net income attributable to NHI shareholders was 150.7 billion yen, an increase of 5.6% from the same period in the prior year. Basic-Net income attributable to NHI shareholders per share was 41.88 yen and Diluted-Net income attributable to NHI shareholders per share was 40.85 yen. Annualized return on shareholders’ equity1 was 7.3%.

Expenses

Non-interest expenses for the nine months ended December 31, 2015 increased by 1.1% from the same period in the prior year to 938.0 billion yen.

Financial Position

As of December 31, 2015, Nomura’s total capital ratio2 was 17.1% and its Tier 1 capital ratio2 and Tier 1 common ratio2 were both 15.1%. Nomura had total assets of 43,494.8 billion yen, an increase of 1,711.5 billion yen compared to March 31, 2015, mainly due to the increase in Trading assets. Total liabilities as of December 31, 2015 were 40,657.5 billion yen, an increase of 1,619.2 billion yen compared to March 31, 2015, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of December 31, 2015 was 2,837.3 billion yen, an increase of 92.3 billion yen compared to March 31, 2015. Leverage ratio as of December 31, 2015 was 15.5 and net leverage ratio3 was 9.7.

[1]	Annualized return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity multiplied by four thirds.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2015.

NHI has been assigned as a saishu shitei oyagaisha (a “Final Designated Parent Company”) which must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter) since April 2011. Nomura calculates Basel III-based consolidated regulatory capital adequacy ratios in accordance with the Capital Adequacy Notice on Final Designated Parent Company.

[3]	Net leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Net leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

As of December 31, 2015, total NHI shareholder’s equity was 2,804.7 billion yen, which represented an increase of 96.9 billion yen compared to March 31, 2015.

Level 3 assets (net)4 were approximately 0.4 trillion yen as of December 31, 2015.

Cash Dividends

	For the year ended March 31
	2015	2016	2016 (Plan)
		(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	6.00	10.00	—
At December 31	—	—	—
At March 31	13.00	—	Unconfirmed
For the year	19.00	—	Unconfirmed

Value at Risk

Value at risk5 as of December 31, 2015 was 5.7 billion yen, which represents a 23.6% increase compared to March 31, 2015.

Number of Employees

As of December 31, 2015, Nomura had 29,069 employees globally (Japan: 16,282, Europe: 3,433, Americas: 2,501, Asia-Pacific (including the Powai office in India): 6,853).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2015.

Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.

[5]	Value at risk is defined at 99% confidence level. The time horizon for Nomura’s outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

Business Segment Information

i.	Retail

Net revenue for the nine months ended December 31, 2015 was 350.6 billion yen, a decrease of 0.8% from the same period in the prior year, primarily due to decreasing commissions from distribution of investment trusts. Non-interest expenses increased by 1.1% to 235.2 billion yen. As a result, income before income taxes decreased by 4.5% to 115.5 billion yen.

Retail client assets as of December 31, 2015 were 108.8 trillion yen, comprised of 67.4 trillion yen in equities, 5.6 trillion yen in foreign currency bonds, 11.4 trillion yen in domestic bonds including CBs and warrants, 9.2 trillion yen in stock investment trusts, 7.5 trillion yen in bond investment trusts, 1.5 trillion yen in overseas mutual funds, and 6.1 trillion yen in other6.

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2014 (A)	December 31, 2015 (B)
Net revenue	353.6	350.6	(0.8)
Non-interest expenses	232.7	235.2	1.1

Income (loss) before income taxes	120.9	115.5	(4.5)

ii.	Asset Management

Net revenue increased by 9.7% from the same period in the prior year to 75.1 billion yen. Non-interest expenses increased by 2.7% to 44.2 billion yen. As a result, income before income taxes increased by 21.5% to 30.9 billion yen. Assets under management were 42.2 trillion yen as of December 31, 2015, an increase of 2.9 trillion yen from March 31, 2015.

In addition, Nomura’s7 share of the public investment trust market in Japan as of December 31, 2015 was 24.9%8. Also as of December 31, 2015, Nomura’s7 share in Japan of public stock investment trusts was 21%8, while Nomura’s7 share of public bond investment trusts was 43%8.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2014 (A)	December 31, 2015 (B)
Net revenue	68.5	75.1	9.7
Non-interest expenses	43.0	44.2	2.7

Income (loss) before income taxes	25.4	30.9	21.5

[6]	Includes annuity insurance.
[7]	Nomura Asset Management Co., Ltd. only.
[8]	Source: The Investment Trusts Association, Japan.

iii.	Wholesale

Net revenue increased by 4.6% from the same period in the prior year to 584.1 billion yen (247.6 billion yen from Fixed Income, 244.5 billion yen from Equities, and 92.0 billion yen from Investment Banking). Non-interest expenses increased by 3.0% to 545.8 billion yen. As a result, income before income taxes was 38.2 billion yen, an increase of 34.6% from the same period in the prior year.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2014 (A)	December 31, 2015 (B)
Net revenue	558.4	584.1	4.6
Non-interest expenses	530.0	545.8	3.0

Income (loss) before income taxes	28.4	38.2	34.6

iv.	Other Operating Results

Net revenue was 102.9 billion yen. Loss before income taxes was 9.9 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2014 (A)	December 31, 2015 (B)
Net revenue	172.1	102.9	(40.2)
Non-interest expenses	122.2	112.8	(7.6)

Income (loss) before income taxes	49.9	(9.9)	—

Business Segment Information

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2014 (A)	December 31, 2015 (B)
Net revenue

Business segment information:
Retail	353,591	350,627	(0.8)
Asset Management	68,468	75,098	9.7
Wholesale	558,399	584,072	4.6

Subtotal	980,458	1,009,797	3.0
Other	172,081	102,913	(40.2)

Net revenue	1,152,539	1,112,710	(3.5)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	17,128	2,825	(83.5)

Net revenue	1,169,667	1,115,535	(4.6)

Non-interest expenses

Business segment information:
Retail	232,651	235,153	1.1
Asset Management	43,037	44,210	2.7
Wholesale	530,000	545,833	3.0

Subtotal	805,688	825,196	2.4
Other	122,176	112,843	(7.6)

Non-interest expenses	927,864	938,039	1.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	927,864	938,039	1.1

Income (loss) before income taxes

Business segment information:
Retail	120,940	115,474	(4.5)
Asset Management	25,431	30,888	21.5
Wholesale	28,399	38,239	34.6

Subtotal	174,770	184,601	5.6
Other *	49,905	(9,930)	—

Income (loss) before income taxes	224,675	174,671	(22.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	17,128	2,825	(83.5)

Income (loss) before income taxes	241,803	177,496	(26.6)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2014 (A)	December 31, 2015 (B)
Net gain (loss) related to economic hedging transactions	15,463	(2,128)	—
Realized gain (loss) on investments in equity securities held for operating purposes	3,903	169	(95.7)
Equity in earnings of affiliates	29,675	27,669	(6.8)
Corporate items	(14,642)	(47,096)	—
Other	15,506	11,456	(26.1)

Total	49,905	(9,930)	—

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the nine months ended December 31, 2015, in accordance with U.S. GAAP.

Millions of yen
For the nine months ended December 31, 2015
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥148,871
Add: Fixed charges	245,346
Distributed income of equity investees	11,031

Earnings as defined	¥405,248

Fixed charges	¥245,346
Ratio of earnings to fixed charges[9]	1.7

[9]	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

Disclaimers

•	This document is produced by Nomura. Copyright 2016 Nomura Holdings, Inc. All rights reserved.

•	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•	The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2015.